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Exhibit 4.02

SUBORDINATED PROMISSORY NOTE

$15,000,000	, 2004

        FOR VALUE RECEIVED, KMG AMERICA CORPORATION, a Virginia corporation (the "Maker"), promises to pay to THE SPRINGS COMPANY (the "Shareholders' Representative"), in its capacity as representative of the Sellers (the "Sellers") as defined in the Agreement (as defined below), in lawful money of the United States of America, the principal sum of FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00), subject to adjustment in accordance with the terms herein, together with interest as described below on the principal balance hereof from time to time outstanding, all in accordance with the following terms and provisions of this Subordinated Promissory Note (as the same may be amended, modified or supplemented from time to time, this "Note"):

        BECAUSE INTEREST ON THIS NOTE IS NOT REQUIRED TO BE PAID UNTIL MATURITY, THIS NOTE WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT (OID) FOR FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE OF THIS NOTE IS $15,000,000. THE TOTAL AMOUNT OF OID IS THE TOTAL AMOUNT OF INTEREST PAYABLE ON THIS NOTE, WHICH WILL BE $            IF ALL PRINCIPAL AND INTEREST ARE PAID AS SCHEDULED ON THE MATURITY DATE. THE YIELD TO MATURITY OF THIS NOTE IS THE SAME AS THE INTEREST RATE OF 5.0% PER ANNUM, COMPOUNDED ANNUALLY.

1.    Interest Rate.    The principal balance outstanding from time to time shall bear interest from the date hereof until paid in full at a rate of 5.0% per annum through and including                        , 2009. Accrued interest shall be computed for actual days elapsed on the basis of a year of 365 days.

2.    Interest; Payments.

        (a)   From the date hereof, interest shall accrue on the principal balance annually, on the last day of each calendar year, beginning on December 31, 2004, and such accrued interest shall be added to the principal balance hereof.

        (b)   The outstanding principal balance, together with all accrued and unpaid interest thereon, except as provided in Section 6 herein, shall be due and payable on                        , 2009 (the "Maturity Date").

3.    Prepayment.

        (a)   This Note may be prepaid in whole or in part, at any time, at the option of the Maker, without premium or penalty.

        (b)   Any partial prepayment hereof shall not postpone the due dates of, or relieve the amounts of, any scheduled payments due hereunder. Amounts prepaid hereunder may not be reborrowed.

4.    Application of Payments.    Payments made hereunder shall be applied first to accrued interest hereon and any remainder to the principal balance.

5.    Subordination.

        (a)    General.    The Maker, for itself, its successors and assigns, covenants and agrees, and the Shareholders' Representative and the Sellers, by acceptance of this Note, likewise covenant and agree, that (i) the payment of the principal of and interest on this Note is hereby expressly subordinated, to the extent and in the manner set forth in this Section 5, in right of payment to the prior payment in full of all Senior Debt (as defined in Section 5(b) hereof), and (ii) this Note is also subject to any further restrictions contained herein for the protection of the holders of Senior Debt.

        (b)    Limitations on Debt and Senior Debt.

          (i)    As used herein, the term "Senior Debt" shall mean all Debt (as defined in Section 5(b)(ii) below) incurred by the Maker in accordance with Section 5(b)(iii), but shall not include any Debt which by its express terms ranks pari passu with or junior to this Note; provided that no obligation incurred, guaranteed or assumed in violation of Section 5(b)(iii) shall constitute Senior Debt for purposes of the subordination provisions set forth in this Note.

          (ii)   As used herein, the term "Debt" shall mean as to any person or entity, without duplication, (A) all obligations of borrowed money, (B) all indebtedness, obligations or liability evidenced by notes, bonds, debentures or similar instruments, (C) obligations for the payment of money relating to any lease which is capitalized on the consolidated balance sheet of such person or entity or its subsidiaries in accordance with generally accepted accounting principles ("GAAP"), (D) all indebtedness referred to in clauses (A)-(C) hereof secured by any lien on any property or asset owned or held by such person or entity regardless of whether the obligation secured thereby shall have been assumed by such person or entity or is non-recourse to the credit of such person or entity and (E) all obligations incurred, assumed or guaranteed by such person or entity to a trust in connection with such trust's issuance of (i) common equity securities to such person or entity and (ii) preferred equity securities to such person or entity or to third parties (such obligations under this clause (E) are referred to as "Trust Preferred Debt").

          (iii)  The Maker may only incur Debt if at the time such Debt is incurred, and giving effect to the incurrence of such Debt, (i) the Maker's ratio of Debt to Shareholders' Equity shall not exceed 45% and (ii) the Maker's ratio of Debt (less Trust Preferred Debt) to Shareholders' Equity shall not exceed 35%. As used herein, the term "Shareholders' Equity" shall mean, at any time, the shareholders' equity of the Maker and its subsidiaries at such time, determined on a consolidated basis in accordance with GAAP.

        (c)    Insolvency Event.    In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, arrangement, readjustment, composition or other similar judicial proceedings in connection therewith, relative to the Maker or its respective property, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Maker, whether or not involving insolvency or bankruptcy, or in the event of any assignment by the Maker for the benefit of its creditors or in the event of any other marshalling of the assets of the Maker (collectively referred to as an "Insolvency Event") then the holders of Senior Debt shall be entitled to receive payment in full of all principal, premium, interest, fees, penalties and charges on all Senior Debt (including interest thereon accruing after the commencement of any such proceedings) before the Shareholders' Representative or any Seller is entitled to receive any payment on account of principal, interest or other amounts due under this Note, and to that end the holders of Senior Debt shall be entitled to receive for application and payment thereof any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in any such proceedings in respect of this Note.

        (d)    Senior Debt Default.    Upon receiving written notice from the Maker or a holder of any Senior Debt of a default or event of default with respect to any payment due under such Senior Debt (a "Senior Debt Default"), the Shareholders' Representative or any Seller shall not, without the prior written consent of the holders of such Senior Debt, accept any payment from the Maker with respect to this Note until such Senior Debt Default is cured or waived or shall cease to exist.

        (e)    Wrongful Payment.    If, notwithstanding the provisions of this Section 5, any payment or distribution of any character shall be received by the Shareholders' Representative or any Seller in contravention of this Section 5 and, while Senior Debt shall be outstanding, such payment, distribution or security shall be held in trust for the benefit of, and shall be immediately paid over or delivered or transferred to, the holders of the Senior Debt as their interests may appear, or their duly appointed agents, for application to the payment of all Senior Debt then outstanding, until all of the Senior Debt shall have been paid in full.

        (f)    Reinstatement.    The provisions of this Section 5 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of Senior Debt is rescinded or must otherwise be returned by any holder of such Senior Debt upon the insolvency, bankruptcy or reorganization of the Maker, as though such payment had not been made.

        (g)    Third Party Beneficiaries.    The provisions of this Section 5 are intended solely for the purpose of defining the relative rights of the Shareholders' Representative and the Sellers and of the holders of the Senior Debt, and nothing herein shall be or is intended, as between the Maker, its creditors, other than the holders of Senior Debt, and the Shareholders' Representative and the Sellers, to impair or suspend in any manner whatsoever the obligation of the Maker, which, notwithstanding any other provision of this Section 5 to the contrary, is unconditional and absolute, to pay to the Shareholders' Representative, as representative of the Sellers, principal hereof as and when the same shall become due, whether at maturity or otherwise, and interest thereon in accordance with the terms hereof, nor shall anything herein, notwithstanding any provisions of this Section 5 to the contrary, prevent the Shareholders' Representative or the Sellers from exercising any and all remedies permitted by applicable law upon default hereunder.

        (h)    Additional Subordination Agreement.    The Shareholders' Representative, as representative of the Sellers, agrees that, if requested by the Maker, it shall enter into subordination agreements with holders of Senior Debt, on terms and conditions substantially acceptable to the Shareholders' Representative or containing provisions no more favorable to the holders of the Senior Debt, which agreements shall supersede the provisions of this Section 5 to the extent of any inconsistency or conflict therewith, provided that such holders of Senior Debt shall agree that the Shareholders' Representative may receive payments when due hereunder for so long as no Senior Debt Default has occurred and is continuing. The Maker shall pay Shareholders' Representative's reasonable attorney's fees in connection with the review and negotiation of any additional subordination agreements.

6.    Setoff.    This Note is executed and delivered pursuant to the Amended and Restated Stock Purchase Agreement between the Maker and the Sellers dated as of August 2, 2004, as amended by the Amendment No. 1 to Amended and Restated Stock Purchase Agreement dated as of November 4, 2004, as further amended, modified or supplemented through the date hereof (the "Agreement"). The indebtedness evidenced by this Note is subject to setoff and reduction by the Maker for (i) fifty percent (50%) of the fees and costs of the Independent Accountants (as that term is defined in the Agreement) pursuant to Section 2.5(b) of the Agreement, (ii) any purchase price adjustments pursuant to Section 2.6 of the Agreement, or (iii) Buyer Claims (as that term is defined in the Agreement) pursuant to Section 8.1(d) of the Agreement. When a claim for setoff exists, the Maker shall provide to Shareholders' Representative a notice in accordance with the notice provisions of this Note of such claim for setoff against the amounts payable under this Note (a "Claim Notice"). Upon receipt of any Claim Notice, Shareholders' Representative shall promptly make entries or notations in the account records relating to this Note, indicating the estimated claim amount and identifying the date and number of such Claim Notice. Claims for setoff pursuant to subsections (i) and (ii) above shall immediately be setoff against amounts payable under this Note as of the date of the Claim Notice, and the Maker shall not be obligated to pay, and Shareholders' Representative and Sellers shall not be entitled to collect, interest on the amount of such setoff that would have otherwise accrued since the date of the Claim Notice. Within thirty (30) days of receipt by the Shareholders' Representative of any Claim Notice regarding a Buyer Claim, the Shareholders' Representative shall deliver to the Maker a written notification (a "Response Notice") in accordance with the notice provisions of this Note setting forth whether or not such Buyer Claim is disputed. If the Buyer Claim is not disputed, or if the Maker shall not receive a Response Notice within thirty (30) days of the Shareholders' Representative's receipt of the Claim Notice, the Buyer Claim shall immediately be setoff against amounts payable under this Note as of the date of the Claim Notice, and the Maker shall not be obligated to pay, and Shareholders' Representative and Sellers shall not be entitled to collect, interest on the amount of such setoff that would have otherwise accrued since the date of the Claim Notice. In the event that there is a dispute between the Maker and the Sellers with respect to a Buyer Claim (a "Dispute"), the amounts payable under this Note shall not be setoff, but the Maker shall have no obligation to pay the amounts payable under this Note attributable to such Buyer Claim until such Dispute is ultimately resolved. If any amount of a Buyer Claim is resolved in favor of the Maker, the amount of the Buyer Claim so resolved shall immediately be setoff against the amounts payable under this Note as of the date of the Claim Notice, and the Maker shall not be obligated to pay, and Shareholders' Representative shall not be entitled to collect, interest on the amount of such setoff that would have otherwise accrued during the time of such Dispute, beginning on the date of the Claim Notice. If any amount of a Buyer Claim is resolved in favor of Shareholders' Representative, the amount of the Buyer Claim so resolved shall not be setoff against the amounts payable under this Note, and the Maker shall remain obligated to pay, and Shareholders' Representative shall be entitled to collect, interest on such amount. After giving effect to any setoff, the principal amount of this Note shall be permanently reduced by such amounts, and interest thereafter shall be calculated based on the principal amount of this Note as so reduced.

7.    Events of Default.    Each of the following shall constitute an "Event of Default" under this Note:

        (a)    Failure to Pay.    If the Maker fails to pay within three (3) days of the date due any payment owing to the Shareholders' Representative, as representative of the Sellers, under the terms of this Note;

        (b)    Failure to Observe Other Covenants.    If the Maker fails to perform or observe any term, covenant, or agreement contained in this Note (including Section 5(b)(iii)), and such failure shall continue for a period of thirty (30) days after written notice of such failure has been given to the Maker;

        (c)    Involuntary Bankruptcy or Receivership Proceedings.    A receiver, conservator, liquidator or trustee of the Maker or of Kanawha Insurance Company ("Kanawha") is appointed by order or decree of any court or agency or supervisory authority having jurisdiction; or an order for relief is entered against the Maker or Kanawha under the United States Bankruptcy Code; or the Maker or Kanawha is adjudicated bankrupt or insolvent; or any material portion of the properties of the Maker or Kanawha is sequestered by court order and such order remains in effect for more than fifty (50) days after the Maker or Kanawha, as applicable, obtains knowledge thereof; or a petition is filed against the Maker or Kanawha under any state bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction, whether now or hereafter in effect, and such petition is not dismissed within sixty (60) days;

        (d)    Voluntary Petitions.    The Maker or Kanawha files a petition under the federal Bankruptcy Code or seeks relief under any provision of any state bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction, whether now or hereafter in effect, or consents to the filing of any such case or petition against it under any such law;

        (e)    Assignments for Benefit of Creditors.    The Maker or Kanawha makes a general assignment for the benefit of its creditors, or admits in writing its inability to pay its debts generally as they become due, or consents to the appointment of a receiver, trustee or liquidator of all or any part of its property;

        (f)    Change of Control.    The acquisition by any person or group of persons of record or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 50% of either (i) the common stock of the Maker or Kanawha or (ii) the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (the "Outstanding Voting Securities") of the Maker or Kanawha; or

        (g)    Merger; Sale of Assets.    Consummation of a merger or consolidation involving Maker or a sale or other disposition of all or substantially all of the assets of the Maker (a "Business Combination"), in each case, unless, following such Business Combination, (i) the individuals and entities who were the beneficial owners of the Outstanding Voting Securities of the Maker immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then Outstanding Voting Securities of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Maker or all or substantially all of the Maker's assets either directly or through one or more subsidiaries) and (ii) at least a majority of the members of the board of directors (or equivalent governing body) of the entity resulting from such Business Combination were members of the Maker's board of directors at the time of the execution of the initial agreement, or of the action of the Maker's board of directors, providing for such Business Combination;

        (h)    Kanawha's Incurrence of Debt.    If Kanawha (i) incurs, guarantees or assumes any Debt or (ii) issues any capital stock having any preference over the capital stock of Kanawha held by the Maker as to liquidation, dividends or other distributions; or

        (i)    Disposition of Kanawha Stock.    The Maker sells, transfers or otherwise disposes of any of the capital stock of Kanawha owned by the Maker.

8.    Remedies Upon Default.    If an Event of Default occurs under Section 7, (a), (c), (d) or (e), then the outstanding principal of and interest on this Note shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived. If any other Event of Default occurs and is continuing, the Shareholders' Representative, by written notice to the Maker, may declare the principal of and interest on the Note to be due and payable immediately. Upon any such acceleration or declaration of acceleration, (i) such principal and interest (except for amounts with respect to which a Claim Notice is unresolved pursuant to Section 6) shall become immediately due and payable, (ii) the Shareholders' Representative shall be entitled to exercise all of its rights and remedies hereunder and under this Note whether at law or in equity and (iii) such acceleration may be rescinded or waived in writing by the Shareholders' Representative.

9.    Payment into Escrow.    In the event of acceleration of this Note pursuant to Section 8, or prepayment prior to maturity, (a) the amount of this Note that is no longer subject to setoff under Section 8.1(d)(v) of the Agreement will be paid to the Shareholders' Representative, and (b) the amount of this Note that remains subject to setoff under Section 8.1(d)(v) of the Agreement shall be paid by Maker into an escrow account pursuant to an escrow agreement in form reasonably agreed by the parties and providing for the disbursement of funds to the Shareholders' Representative corresponding to the timing and amount of releases from setoff in Section 8.1(d)(v) of the Agreement. Following acceleration pursuant to Section 8 and prior to establishing an escrow account, the amount to be placed in escrow shall be held by Maker in trust for the benefit of the Shareholders' Representative.

10.    Collection Costs and Expenses.    In the event that any suit or action is instituted to enforce any provision in this Note, the prevailing party in such dispute shall be entitled to recover form the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Note, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitations, all fees, costs and expenses of appeals.

11.    Shareholders' Representative; Transfer.    The Shareholders' Representative shall act as the representative of the Sellers under this Note pursuant to Section 2.7 of the Agreement. The Maker shall have no liability, including to any Seller, for any action taken or omitted by Shareholders' Representative under this Note, and shall have no liability to any Seller with respect to any payment made to Shareholders' Representative. Only the Shareholders' Representative shall be entitled to enforce the provisions of this Note. Shareholders' Representative may not assign this Note or delegate its obligations hereunder. Upon appointment of a new Shareholders' Representative pursuant to Section 2.7 of the Agreement and surrender of this Note to Maker, Maker will execute and deliver a replacement Note in the name of the new Shareholders' Representative.

12.    Notices.    All notices, requests, demands and other communications with respect hereto shall be delivered as provided in Section 11.5 of the Agreement.

13.    Severability.    If any provision of this Note, or the application thereof to any person, entity or circumstance, shall to any extent be invalid or unenforceable, the remainder of the provisions of this Note, or the application of such provision to other persons, entities or circumstances, shall not be affected thereby, and each provision of this Note shall be valid and enforceable to the fullest extent permitted by law.

14.    Governing Law.    This Note shall be governed by and construed in accordance with the laws of the State of North Carolina, without reference to conflict of laws principles.

15.    Survival.    All agreements, representations and warranties made herein shall survive the delivery of this Note and the disbursement of any amounts hereunder.

16.    Captions.    The captions of the various sections and paragraphs of this Note have been inserted only for the purposes of convenience, such captions are not a part hereof and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Note.

[SIGNATURES ON THE FOLLOWING PAGE]

        IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized representative as of the day and year first above written.

KMG AMERICA CORPORATION, a Virginia corporation

By:
Name:
Title:

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  Exhibit 4.02
SUBORDINATED PROMISSORY NOTE